Exhibit 6.1

HEADS OF AGREEMENT USR TECHNOLOGY LICENSE

This Heads of Agreement (the “Agreement”) is dated as of the date set forth below but effective for all purposes on May 14, 2020 (the “Effective Date”) and is entered into by and between:

USR Resources LLC, a Texas limited liability company (“USR”) having its principal place of business at 2 Riverway, Suite 1710, Houston, Texas 77056, USA

and

Maverick Energy Group, LTD, a Nevada limited liability company (“Maverick”) having its principal place of business at 135 Jenkins Street, Suite 105B-356, St. Augustine, Florida 32086

(jointly the “Parties” and individually a “Party”).

WHEREAS:

A.	USR is the sole provider of ultra-short radius drilling services to the oil and gas industry and owns assets consisting of specialized drilling and surveying equipment and intellectual property used in the drilling of ultra-short radius wells (“USR Technology”);

B.	Maverick is an independent oil and gas development and production company with assets in Texas and desires to purchase a license from USR (the “License”) to use and deploy the Services (as defined below); and

C.	USR is willing to sell and grant the License to Maverick.

NOW, THEREFORE, in consideration of the mutual covenants and terms and conditions set forth herein, the Parties agree as follows:

1)	LICENSE

a)	Subject to the payment of the License Fee, USR shall grant to Maverick a non-transferable license to i) use the USR Technology and USR marketing material, ii) drill short radius and ultra-short radius wells and iii) provide any other related service (the “Services”) on the Owned Properties.

b)	For the purposes of this Agreement and the License Agreement, “Owned Properties” means oil and gas leases and fee interests in which Maverick owns a working interest of 10% or more or is earning a working interest of 10% or more for providing Services.

c)	The terms and conditions of the License will be set forth in a separate license agreement (the “License Agreement”) to be entered into by the Parties on or before September 15, 2020.

2)	LICENSE FEE

a)	As consideration for the grant of the License, Maverick shall:

i)	Issue to USR and/or its assignees an aggregate of 30,000,000 (thirty million) fully-paid, non- assessable shares of restricted common stock of Maverick, with the issuance and vesting of such stock effective on the Effective Date; and

ii)	Pay to USR the sum of $100,000 (one hundred thousand dollars) on the later of the date of grant of the License or the closing of a funding event (either debt or equity) for an amount of not less than $1,000,000.

3)	OBLIGATIONS OF PARTIES

a)	Obligations of Maverick

i)	In order to fund its obligations under the License Agreement and for working capital, Maverick shall undertake one or more Regulation A Offerings to raise a minimum of $2 million of capital for Maverick.

ii)	The obligations of Maverick under the License Agreement shall be set forth in the License Agreement and shall include but not be limited to the following:

(1)	Purchase one complete set of drilling tools, including back-up equipment, for the drilling of ultra-short radius wells by one drilling crew (the “First Licensed Unit”).

(2)	Provide 4 (four) experienced directional drillers for one drilling crew.

(3)	At its own cost, train those of its employees and consultants who will be engaged in (a) evaluating, planning, drilling and completing USR wells and (b) promoting, marketing and selling the Services to potential Drill For Equity partners to use and demonstrate the Services to a professional standard.

(4)	Obtain all licenses, permits and approvals necessary for the performance of its duties under the License Agreement.

(5)	Keep USR informed of Maverick’s activities under the License and, on a quarterly basis, provide USR with a report of such activities.

(6)	On any well where the Services are provided by Maverick, Maverick shall (a) transfer and assign to USR 10% (ten percent) of all working interest, overriding royalty interest or other interest received by Maverick and (b) pay to USR an amount equal to 10% (ten percent) of any cash or other consideration received by Maverick for the provision of the Services.

(7)	Maintain strict control over all USR equipment and shall not disclose specifications, designs or other information regarding USR equipment to any person other than those employees and consultants of Maverick who have a need to know such information.

(8)	Ensure that the USR technology and intellectual property is protected to the best of Maverick’s ability as if it were property of Maverick.

b)	Obligations of USR

i)	The obligations of USR under the License Agreement shall be set forth in the License Agreement and shall include but not be limited to the following. USR shall provide Maverick with:

(1)	the First Licensed Unit at the sole cost of Maverick;

(2)	advice regarding and sourcing of additional drilling equipment as needed by Maverick;

(3)	on the job training and technical and engineering support required to evaluate, plan, drill and complete USR wells for a minimum of six months after the date the First Licensed Unit is delivered to Maverick until USR and Maverick mutually agree that Maverick can provide the Services independently of USR;

(4)	a technical and geological evaluation as to the merits of any property under consideration by Maverick for deployment of the Services, at the sole cost of Maverick; and

(5)	ongoing technical support when required by Maverick.

4)	DURATION AND TERMINATION OF LICENSE

a)	The License shall be irrevocable unless terminated:

i)	by mutual agreement of the Parties;

ii)	by either Party giving written notice to the other Party if the other Party commits a material breach of any of the provisions of the License and, in the case of a breach capable of remedy, fails to remedy the same within thirty (30) days after receipt of a written notice giving full particulars of the breach and requiring it to be remedied; or

iii)	by USR if Maverick becomes insolvent, goes into liquidation, makes voluntary arrangements with creditors or ceases to do business.

b)	The consequences or termination will be set forth in the License Agreement.

5)	GOVERNING LAW

a)	This Agreement shall be governed by and construed in accordance with the internal laws of the State of Texas without giving effect to any choice or conflict of law provision or rule (whether of the State of Texas or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Texas. All disputes arising under or in connection with this Agreement shall be determined by actions filed in the courts in Harris County, State of Texas.

6)	NOTICES AND SERVICE

a)	Any notice to be served under this Agreement shall be addressed to the recipient’s address first stated above or any other address of which the recipient has notified the other Party.

In witness whereof this Agreement has been duly executed on August 25, 2020.

USR Resources LLC		Maverick Energy Group, LTD

By:	/s/ J. David LaPrade	By:	/s/ James McCabe
Name:	J. David LaPrade	Name:	James McCabe
Title:	Chief Executive Officer	Title:	Chief Executive Officer